SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: June 2002

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                     ---------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F  X                     Form 40-F
                           ---                               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                             No X
                     ---                           ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

     1. Press Release of World Heart Corporation (the "Company") announcing its intention to apply for U.S. destination therapy indication for the Company's NOVACOR(R) LVAS product in the third quarter of 2002 and planned clinical trials in Canada for its HEARTSAVERVAD(TM) product in the fourth quarter of 2002.

                                  News Release

For immediate release

                WORLDHEART TO APPLY FOR U.S. DESTINATION THERAPY
            INDICATION FOR NOVACOR(R)LVAS IN Q3 -- HEARTSAVERVAD(TM)
                          CLINICAL TRIALS PLANNED FOR
                                  Q4 IN CANADA

OTTAWA, Ont. - June 10, 2002 (NASDAQ:WHRT, TSE: WHT) -World Heart Corporation (WorldHeart) told its Annual General Meeting of Shareholders today that it will submit to the U.S. Food and Drug Administration (FDA) a Premarket Approval (PMA) Supplement seeking destination therapy indication for its Novacor(R) LVAS within the third quarter of this year.

Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. The Novacor(R) LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. Since March 2000, Novacor(R) LVAS has been in a U.S. clinical trial called INTrEPID (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent), designed to evaluate its long-term use as an alternative to optimal medical treatment for late-stage heart failure patients. This Trial is expected to continue during the PMA Supplement review.

In Europe, the device already has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart.

"The current North American bridge-to-transplant indication limits use of Novacor(R) LVAS to a tiny fraction of heart failure patients. The indication for which PMA Supplement will be submitted would expand potential recipients to a more substantial share of these patients," said Roderick M. Bryden, President and CEO of WorldHeart.

"Our submission will be based on results of the INTrEPID Trial, augmented by data arising from patients who have been supported by Novacor(R) LVAS for many months or years, both during the bridge-to- transplant Trial and postmarket," explained Mr. Bryden. "We believe that the data are very persuasive, but we can give no assurance of the timing of FDA response, or whether or to what extent that response will be positive."

"A growing proportion of Novacor(R) LVAS recipients are using the device for many months or years," Mr. Bryden said. "Patient convenience during active lives is increasingly important. With that in mind, a number of enhancements, mostly to the external elements of the Novacor(R) LVAS system, have been completed and will be submitted for PMA Supplement review in the U.S. in the next several weeks," Mr. Bryden said.

Those enhancements include:
o        Smaller, lighter and longer lasting batteries;
o        Smaller smart recharger;
o        Lighter, more comfortable and more attractive carrying accessories;
o        Simplified software interface with expanded data trending capability;
o A replaceable percutaneous lead, to permit a worn or damaged lead to be replaced without repair or surgery, and o Sound dampening to provide quieter device operation.

Clinical trials for WorldHeart's next-generation HeartSaverVAD(TM) are planned for late this year in Canada, Europe early next year, and the United States mid next year, all subject to regulatory approval.

HeartSaverVAD(TM) is a pulsatile left ventricle assist device, designed to be fully implanted in the chest to deliver part or all of the pumping action of the left ventricle for life-long use by patients with heart failure. The device responds to the body's changing demand for blood just as the natural heart does, and delivers a pulse of blood with each beat, mirroring the natural heart. HeartSaverVAD(TM) will leave no permanent openings in the skin or tissue and can be remotely powered, monitored and controlled using the patented Transcutaneous Energy Transfer (TET) and proprietary biotelemetry technologies. Recipients are expected to leave the hospital and resume near normal day-to-day activities.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars




For more information:
Head Office Contacts:
Michelle Banning                            Corinna de Beer
Manager, Media Relations                    Manager, Investor Relations
(613) 226-4278, ext: 2995                   (613) 226-4278, ext: 2010
Communications@worldheart.com               investors@worldheart.com

United States Contact:
The Investor Relations Group
Gino De Jesus or Dian Griesel
(212) 825-3210, TheProTeam@aol.com

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             World Heart Corporation


         Date: June 12, 2002                   By:  /s/  Ian W. Malone
                                                    -----------------------
                                                    Name:   Ian W. Malone
                                                    Title:  Vice President
                                                            Finance and
                                                            Chief Financial
                                                            Officer